Exhibit 99.34

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APPENDIX “E” (EMPLOYEE OWNERSHIP PLAN) CLICK HERE.

APPENDIX “E”

PCL EMPLOYEES HOLDINGS LTD.

EMPLOYEE OWNERSHIP PLAN